Exhibit 99.3

CDS INC. NOTICE OF RECORD & MEETING DATES	New ☒ Change ☐

Issuer Name (Maximum 30 characters)

English	M	A	G	N	A	I	N	T	E	R	N	A	T	I	O	N	A	L	I	N	C	.
French	not applicable

Address 337 MAGNA DRIVE AURORA, ONTARIO, CANADA L4G 7K1	Contact Names: J. Brian Colburn/Yvonne Klugmann Telephone: (905) 726-2462; 726-7075

Transfer        FINS        Name:
Agent:                                                       Computershare Trust Company of Canada

Address: 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1	Contact: Florence Smith
Telephone: (416) 263-9483

Proxy Type ☒ Management ☐ Dissenting	Meeting Type ☐ Annual ☐ General ☒ Special ☐ Extraordinary	Material Distribution Type ☐ Form C holders only ☒ All holders	Record Date: Meeting Date: Material Mail Date:	2003 YYYY 2003 YYYY 2003 YYYY	07 MM 08 MM 07 MM	08 DD 19 DD 09 DD

[ 1 ]  # of Publications at $93.00 per publication plus $6.51 GST = $99.51
Payment for Publication ☒ payment enclosed    ☐ to be invoiced.    CDS Inc. GST Reg. No. is 892971631RT

Eligible Issues for Proxy

CUSIP	Security Description
5 5 9 2 2 2 - 4 0 - 1	Voting	CLASS A SUBORDINATE VOTING SHARES
5 5 9 2 2 2 - 5 0 - 0	Voting	CLASS B SHARES

Early Search (Determination of Intermediaries)
Send Early Search reports to    ☒ Transfer Agent     ☐ Issuer    ☐ Other (statutory declaration required)
Send via    ☐ Mail     ☒ Courier (Collect)     ☐ SSS System Envelope     ☐ Fax #

Shareholder Communications Intermediary Register (Nominee Register) ☒ send a copy to Issuer	Proxy Related Material All Proxy Related Material will be distributed by: ☒ Transfer Agent ☐ Issuer ☐ Other

Holders of Record
Send Holders of Record and Omnibus Proxy to:

☒ Transfer Agent Send via: ☐ Mail	☒ Issuer ☒ Courier (Collect)	☐ Other (statutory declaration required) ☐ SSS Envelope System

This Notice and Request for services is authorized by:

☐ Transfer Agent	☒ Issuer	☐ Third Party

All services provided by CDS INC. are subject to the terms and conditions printed on the reverse of this form.

Secretary	/s/ J. Brian Colburn	July 7, 2003
Title	Signature	Date